Filed by Level 3 Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Global Crossing Limited

CORPORATE PARTICIPANTS

Valerie Finberg

Level 3 Communications - Vice President of Investor Relations

Jim Crowe

Level 3 Communications - Chief Executive Officer

Sunit Patel

Level 3 Communications - Executive Vice President and Chief Financial Officer

Jeff Storey

Level 3 Communications - President and Chief Operating Officer

Buddy Miller

Level 3 Communications Inc - Vice Chairman

CONFERENCE CALL PARTICIPANTS

Simon Flannery

Morgan Stanley - Analyst

John Hodulik

UBS - Analyst

Scott Goldman

Goldman Sachs - Analyst

Ana Goshko

BofA Merrill Lynch - Analyst

Frank Louthan

Raymond James & Associates - Analyst

Romeo Reyes

Jefferies & Co. - Analyst

Tim Horan

Oppenheimer & Co. - Analyst

Colby Synesael

Cowen and Company - Analyst

Michael Funk

BofA Merrill Lynch - Analyst

Donna Jaegers

D.A. Davidson & Co. - Analyst

David Sharret

Barclays Capital - Analyst

PRESENTATION

Operator

Good day and welcome to the Level 3 Communications Inc. First Quarter 2011 Earnings Conference Call. Today’s call is being recorded. At this time, I would like to turn the conference over to Valerie Finberg, Vice President of Investor Relations. Please go ahead.

Valerie Finberg - Level 3 Communications - Vice President of Investor Relations

Thank you, Jessica. Good morning, everyone. Thank you for joining us for the Level 3 Communications First Quarter 2011 Earnings call. With us on the call today are Jim Crowe, Chief Executive Officer, Jeff Storey, President and Chief Operating Officer, Sunit Patel, Executive Vice President and Chief Financial Officer and Buddy Miller, Vice Chairman.

Before we get started, as a reminder, our press release, supplementary information and the presentation slides that accompany this call are all available on the Level 3 web site at www.level3.com in the Investor Relations section on the quarterly financials page. I need to cover our Safe Harbor statement which can be found on page two of our 1Q 2011 earnings presentation and that says that information on this call and in the presentation contain financial estimates and other forward-looking statements that are subject to risks and uncertainties. Actual results may vary significantly from those statements. A discussion of factors that may affect future results is contained in Level 3’s filings with the Securities & Exchange Commission.

As today’s presentation will discuss a business combination transaction, the following information is required by the SEC’s rules and regulations in the context of that transaction. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with seeking approval for the transaction from their respective stockholders, Level 3 and Global Crossing will file a registration statement on form S-4, a joint proxy statement prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors and security holders are urged to read the registration statement and the final joint proxy statement prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information about Level 3, Global Crossing and the proposed transaction. Investors and security holders will be able to obtain a copy of the registration statement and joint proxy statement prospectus as well as other filings containing information about global crossing free of charge at the SEC’s web site at www.SEC.gov or from Level 3 or Global Crossing’s corporate web site.

Level 3, Global Crossing and their respective directors, executive officers and certain other members of management employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction. Information about Level 3’s directors and executive officers is contained in the proxy statement for its 2011 annual meeting and information about Global Crossings directors and executive officers is contained in the proxy statement for its 2010 annual meeting. Additional information regarding participants in the proxy solicitation may be obtained by reading the final joint proxy statement perspective.

Finally, please note that on today’s call, we will be referring to certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the most comparable GAAP financial measures are available in the press release which is posted on our web site at www.level3.com. I’ll now turn the call over to Jim.

Jim Crowe - Level 3 Communications - Chief Executive Officer

Thanks, Valerie. Consistent with our normal practice, we’ll start with Sunit who will discuss financial results for the quarter and outlook for the year. Jeff Storey will then discuss operational matters including segment results and pricing trends. I’ll provide a quick summary and some context and then we will open it up for questions. Sunit?

Sunit Patel - Level 3 Communications - Executive Vice President and Chief Financial Officer

Thank you, Jim. Good morning, everyone. I will start with some of the highlights for the quarter which can be found on slide three of our presentation. We had a good start to 2011 with strong communications revenue and adjusted EBITDA growth. It was also a busy quarter from a financing perspective as we move to refinance upcoming debt maturities. Turning to the detailed results for the first quarter on slide four, Core Network Services revenue grew 1.3% sequentially as reported and on a constant currency basis.

Core Network Services revenue performance was particularly strong this quarter given that we normally see seasonal declines in the first quarter from the typical drop in broadcast revenues. This is the first time since 2007 that we have reported sequential growth in CNS revenues in the first quarter. Turning to results for our customer channels, Core Network Services revenue from wholesale was up 1% sequentially. We saw particularly strong revenue performance from our wireless content and cable customers during the quarter.

Large enterprise and federal Core Network Services revenue was flat, primarily due to the effects of the expiration of the US Census contract we mentioned on the fourth quarter call. We expect large enterprise and federal to resume sequential growth going forward. Mid-market revenue continued to show nice improvement with 3% sequential Core Network Services revenue growth. This is the second quarter in a row of double digit annualized revenue growth.

European Core Network Services revenue was up slightly on a constant currency basis and grew 1% as reported. Year-over-year growth was a bit over 10% for the European business.

From a services perspective, our CDN revenue grew 35% sequentially compared to 27% sequential growth in the prior quarter. CDN services represent over 2% of our CNS revenue. CDN growth continues to accelerate as we take advantage our unique combination of data center transport, data broadcast and CDN services. Also, voice services revenue was up 2% sequentially this quarter. We expect continued volatility in wholesale voice services revenue since we managed the services for margin contribution versus revenue growth.

As I indicated on our fourth quarter call, we are providing some detail on revenue churn. At the bottom of slide four for the first quarter of 2011, our total CNS revenue churn was approximately 1.3% compared to 1.6% on average in 2010. For our mid-markets group, CNS revenue churned for the first quarter of 2011 was 1.6% compared to 2.2% on average in 2010. We are pleased to see all of the effort that we put into improving our customer experience yielding benefit in terms of reduced churn, lower DSOs and lower bad debt expense.

Turning to slide five, gross margin as a percent of revenue decreased slightly to 60.9% compared to 61.1% in the fourth quarter of 2010. As mentioned last quarter, we expected small increases in cost of revenue from the expiration of term and volume discounts from the fourth quarter of 2010. In addition, the growth in lower margin wholesale voice services revenue also contributed to the slight decline. We generally expect gross margins to improve over the course of the year. SG&A, in the first quarter, despite the typical first quarter increases in payroll taxes, communications SG&A increased slightly as we continue to manage expenses tightly.

Turning to slide six, our adjusted EBITDA performance was better than expected. Communications adjusted EBITDA increased 1% sequentially and 11% year-over-year and is on pace for double digit year-over-year growth. Communications adjusted EBITDA margin held steady at 24.6% in the first quarter of 2011 from the fourth quarter of 2010. At the bottom of slide six, capital expenditures were relatively flat in the first quarter of 2011 compared to the fourth quarter of 2010 as we had the benefit of investments made in 2010 when we leaned forward on capital expenditures given delivery issues and upgrades across several layers of our network platforms.

Turning to slide seven, free cash flow was negative $115 million for the first quarter of 2011. Compared to positive $73 million for the fourth quarter of 2010 and negative $90 million for the first quarter of 2010. As we indicated on the fourth quarter call and consistent with previous years, the first quarter typically reflects greater cash outflows. Cash interest expense in the first quarter was $46 million higher than the fourth quarter. Working capital users are needs — are heavier in the first quarter due to normal — due to annual bonus payments, pre-payments for maintenance contracts and property and payroll tax payments.

In addition to what we mentioned in the press release and as we discussed last quarter, the biggest change in working capital in 2011 compared to 2010 will come from accounts receivable being a use of cash in 2011, compared to being a source of cash in 2010. 2010 of accounts receivable day sales outstanding or DSOs went from 32 days at the end of 2009 to 26 days at the end of 2010, due to improved customer billing experience and particularly strong collection efforts. Last year, this improvement was a source of about $60 million of cash to working capital. We do not expect further improvement in DSO performance going forward. Furthermore, growing communications revenue will result in accounts receivable growing and therefore, a use of cash in 2011.

Turning to slide eight, as a result of the transactions we have completed year-to-date, we now have no remaining maturities in 2011. Given our pro forma cash balance of $616 million, after the partial redemption of 2014 maturities, we can comfortably pay down our 2012 maturities. In 2013, the only remaining maturity is the $400 million of the 15% convertible senior notes. With the progress we made on liability management over the past years, we’re very comfortable with our debt maturities and believe we’ll continue to improve our credit profile. We continue to remain focused on reducing our leverage ratio of debt to adjusted EBITDA through our target of three to five times.

Turning to our business outlook for the rest of 2011 on slide nine, as we indicated on our fourth quarter call, we continue to expect to see sequential Core Network Services revenue growth for the rest of this year. We expect sequential CNS revenue performance to strengthen and be better than the growth we saw in the first quarter. With the high incremental margins, we expect consolidated adjusted EBITDA to increase at a rate faster than CNS revenue growth leading to low double digit percentage growth in adjusted EBITDA year-over-year. We expect capital expenditures to be roughly 12% of communications revenue which is about what we saw in 2010. We’re pleased with the great start we’ve seen so far this year and we expect to see continued steady progress throughout the rest of 2011. With that, I’ll turn the call over to Jeff.

Jeff Storey - Level 3 Communications - President and Chief Operating Officer

Thank you, Sunit. Good morning, everyone. I would like to take a moment to provide an overall summary of the quarter. The momentum we saw at the end of last year continued in the first quarter, marked by 1.3% sequential growth in Core Network Services revenue. Our 2010 initiatives from our dedicated focus on the customer experience, increasing the size of our sales force, investing in our product capabilities, to expanding our network footprint, are paying off and resulting in continued revenue growth. Improvement in turn, and increases in usage are also contributing to the growth. Combination of sales and usage growth improved sequentially.

Turning to the results by market group, wholesale revenues were up 1% quarter over quarter. We saw continued growth from our wireless customers who require increasing bandwidth to meet growing demands for wireless data. Additionally, we saw growth from our content customers both from existing customers and new logos. Our key customers continue to express high confidence in Level 3 service experience and our ability to scale to meet the explosive demand for applications such as online video and web site acceleration. Content customers, value our creation to consumption model and our full portfolio of services to meet their diverse needs.

As a recent example, the growing relationship between the Major League Baseball Advanced Media Division and Level 3 is an example of the true partnership based on this creation to consumption model. Level 3 provides MLB Advanced Media broadcast services, as well as Colocation, high-speed IP and data services for their New York City facilities. More recently, Level 3 has also become a content delivery partner for MLB.TV, a subscription-based video service that served more than one billion live video streams entering 2011. The scalability, enhanced platform and high performance of Level 3’s network were among the key factors in MLB Advanced Media’s decision to select the Level 3 solutions. We’re excited to be supporting this important customer and its online strategy.

Revenues for large enterprise and federal were flat quarter over quarter but up 6% year-over-year. With our focus on network transformation and generally larger scale opportunities, sale cycles in this area of the business continue to be longer than with other areas.

Core Network Services sales increased in the first quarter which is the key leading indicator for revenue growth. Churn within this segment is within expected range and we remain focused on opportunities to increase our market share and in the large enterprise and federal markets.

Large sales within the federal segment have extraordinarily long lead times, while focused on supporting the major network initiatives, we continue to augment a stream of smaller deals by adding additional sales people aimed at circuit specific or agency specific opportunities. This approach more firmly establishes Level 3 as a quality provider and better positions us to win the major initiatives.

Within our mid-market customer group, we delivered another good quarter of growth with 3% sequential revenue growth. As we have transitioned to our local markets approach over the last two years, we’ve also seen a steady improvement in churn. Additionally, based on the opportunities we see among mid-market customers, we continue to grow our sales force to take advantage of those opportunities and expand our market share.

For our European group on a constant currency basis, revenues were up slightly quarter over quarter and 10% year-over-year. Customer demand remains strong across the entire European product portfolio, and while growth may be lumpy in some quarters, we continue to expect revenue growth in this area of the business.

Key opportunities to grow revenue are coming from the expansion of our metro and overall geographic footprint, growing demand for CDN services and increased penetration with enterprise customers. Data services revenue growth led our results from a product perspective. Within the data services product family, in addition to the CDN revenue growth that Sunit mentioned, we also saw growth in our high-speed IP and business grade internet services, as well as strong performance for VPN products.

Turning to pricing, we see little change in the overall pricing environment. As reported in past quarters, we’ve seen relatively stable pricing for transport and infrastructure services with more aggressive pricing for high-speed IP and CDN. Recently, we have seen pricing pressure increase for wavelength services on certain high volume routes.

We believe that one of the key factors in our revenue growth is our on-going focus on the customer experience. We continually strive for process improvement with our service delivery, service management and billing processes leading to improved customer satisfaction and overall loyalty to Level 3.

Following each customer interaction, for example, a new install or a maintenance issue, we conduct transactional surveys with our customers, essentially asking the question; How did we do? The transactional surveys issue steady improvement in both service delivery and service management. In fact, our first quarter 2011 service management survey showed the highest level of customer satisfaction since we began conducting these surveys. We also conduct annual overall satisfaction surveys and I’m pleased to report our satisfaction across the board improved again this year. Our mid-market group where the customer experience had been an issue in the past, customer satisfaction improved significantly over last year and we’re performing well.

I would also like to take a moment to update you on the Global Crossing acquisition. First of all, I’m very excited about this transaction. I believe that together, the two companies have a greater opportunity to serve wholesale, enterprise and content customers on a global scale. In addition to an expanded product portfolio, we will have access to the high performing Global Crossing sales team and when combined with the Level 3 sales force, we will have superior market coverage. As a combined company, we’ll continue to expand the sales force and execute on the opportunity to cross sell the products and services each company offers today.

Integration planning is off to a great start. We have appointed a dedicated integration planning team, comprised of key leaders from both Level 3 and Global Crossing. The combined team will deliver and after closing, implement an integration plan focusing on growth, and maintaining an excellent customer experience while still achieving the projected synergies. From an approval process perspective, our regulatory team is progressing on the approvals required for the closing of the transaction. We have submitted applications with all of the 22 state Public Utility Commissions that require them. All other regulatory approvals are in the process of being filed. Initial feedback from our customers has been very positive. We believe the transaction creates a company with a unique capability to meet local, national and global customer requirements in a wide range of markets that will benefit our customers worldwide.

In summary, we’re pleased with our results in the first quarter and are excited about the opportunities for revenue growth for the remainder of the year. We remain very focused on executing on those opportunities. Additionally, we have a committed team focused on the integration planning process to ensure a smooth transition when the Global Crossing transaction closes. I’ll turn the call back over to Jim.

Jim Crowe - Level 3 Communications - Chief Executive Officer

Thanks, Jeff. As usual, Jeff and Sunit have done a good job summarizing the quarter in general outlook for 2010. For my part, I would like to emphasize three points. Last quarter, I said that 2010 may very well be remembered in our industry as the year of the visual internet. By that statement, I meant that for the American consumer, online delivery of video content, including long form full screen movies and TV shows is quickly becoming a reality. I think that this trend is growing in importance and will lead inevitably to the increasing importance of CDN technology across our network and for the whole of our industry.

We think that we’re unique in our ability to combine live broadcast capabilities, network facilities and CDN to meet our customer’s needs and we think it is becoming increasingly obvious that we are taking share in this critical market. Next, as Sunit pointed out, our very high operating leverage combined with accelerating revenue growth means we expect EBITDA will trend toward double digit growth rates over the course of this year.

Finally, I would like to once again emphasize our excitement about the potential of our acquisition of Global Crossing. As we proceed with our integration planning our confidence and our ability to create value for our investors, continues to strengthen. And we see more and more opportunity to better serve our customers. With that, operator, would you explain the Q&A process?

QUESTION AND ANSWER

Operator

Thank you, the Q&A session will be conducted electronically.

(Operator Instructions)

Our first question today comes from Simon Flannery with Morgan Stanley.

Simon Flannery - Morgan Stanley - Analyst

Thank you very much. Good morning. We’ve had a lot of mergers in the industry this year. Including the Global Crossing deal you referenced earlier. But can we talk a little bit about the other impacts on your business, AT&T, T-Mobile, the Fiber of the Tower, the wholesale business and Century-Qwest. How should we be thinking about any potential churn down the road or any change maybe to the strategy given consolidation in the wireless industry?

Jim Crowe - Level 3 Communications - Chief Executive Officer

With respect to the first part of your question, as is normally the case, we have quite a bit of experience in this area now. Initially, we see more opportunity as companies that merge groom circuits and require request additional capacity. That’s often followed by some slowdown in their needs. I should emphasize that’s fully baked into the kind of synergies we’ve expressed and the outlook that we express when we announce our merger. So, there’s nothing here that is unexpected. It is all baked into the kind of annual guidance we provided on this call. And last call. And the kind of synergy estimates we have.

With respect to tower back haul, any time you have growth rates exceeding 100% a year in unit terms, looking out very far is a perilous thing. But there are some points we should make. First, it is a rare tower that simply has one provider. That is most towers have — last statistic I saw was a little over three wireless companies each. The mergers say between T-Mobile and AT&T isn’t going to suddenly mean there are single service provider towers across the country. That means there is an opportunity and a large and on-going opportunity for neutral third parties to provide service, difficult for any one of the service providers to simply provide capability for themselves.

So, I personally think when you look at the incredible growth rate in units and let’s — keeping in mind that we’re just starting to see 4G deployment. We’re just starting to see video adapted to the small screen. Combined with the fact that there is no one carrier that is in a position to sell to provide outside their service territory. I think it remains a very large opportunity for a lot of participants in our industry.

Simon Flannery - Morgan Stanley - Analyst

Great, thank you.

Operator

We’ll move now to John Hodulik with UBS.

John Hodulik - UBS - Analyst

Okay, thanks. First, just a clarification on the guidance. You posted double digit EBITDA growth this quarter. And from your comments on revenue growth and acceleration and improved margin, it sounds like you expect that to accelerate from here. So, maybe some comments on that through the year. And then from a revenue improvement standpoint, it looks like you got a lot of the improvement so far. Through real turn in the wholesale business. But maybe expect some of the improvements going further to be in the large enterprise side and maybe the market. Could you talk a little bit about the pipeline and the large enterprise and federal space and how you expect to see those other revenue lines kick in.

Sunit Patel - Level 3 Communications - Executive Vice President and Chief Financial Officer

Okay. I’ll take the first question. As we said, we expect sequential performance to strengthen in the second quarter and that generally, we expect better sequential performance in 2011 compared to 2010. So, putting both of that together, we’ve said in the past that incrementally, our gross margins, where we need all of our revenue, about $0.80 — in CNS revenue growth. CNS revenue and therefore 60% incremental EBITDA margins for growth. So, yes, generally, consistent with that, we expect that both the revenues and EBITDA will keep — will grow given that kind of operating leverage. So, given that we started the first quarter with 11% year-over-year adjusted EBITDA growth, I think we feel pretty good we should be able to deliver on the guidance we provided. Jeff?

Jeff Storey - Level 3 Communications - President and Chief Operating Officer

Sure, with respect to really large enterprise and mid market, and whether we expect growth, we do expect growth. If you look at the mid market business, we had 3% sequential growth. I believe 3%, the previous quarter as well. So, we’re on a double digit revenue growth trajectory, annualized trajectory there. Our large enterprise business, our sales — mentioned our sales in the first quarter were — exceeded our sales in the fourth quarter. So, we continue to see that as an increasing part of our business.

The one nuance that I would add is a lot of our sales historically have been monthly recurring revenue. We’re seeing a pretty significant increase in our usage growth. Which we don’t report as sales but it comes when it comes. So, we’re — we see growth in several different areas.

John Hodulik - UBS - Analyst

Okay, thanks.

Operator

We’ll take a question now from Goldman Sachs, Jason Armstrong.

Scott Goldman - Goldman Sachs - Analyst

Hi, Scott Goldman on for Jason. I guess a couple of questions. Just follow up to the last one, talking about EBITDA growth on the double digit front. And how that stacks up relative to the CNS growth you’re expecting. Looks as though the incremental margins would suggest more than the 60% relationship you were talking about, Sunit.

Maybe you could talk a little bit more about what some of the initiatives you have in place to you know, to keep costs out of the business and help drag the incremental margins above maybe the 80% gross margin contribution. And then secondly, just wondering maybe you can talk on the wholesale side, within CNS, you guys saw a nice sequential pickup this quarter. You know, can you talk a little bit about how much of that is coming from the CDN side, you’ve been pretty vocal the last couple of quarters about some contract wins and some investments in the CDN business and sort of the outlook for CDN for the remainder of the year and if that will be the biggest driver of wholesale growth going forward.

Jim Crowe - Level 3 Communications - Chief Executive Officer

Let me ask a clarifying question here. Are you suggesting that from your analysis, the incremental margin Sunit talked about are less aggressive or more aggressive than your own? I wasn’t clear.

Scott Goldman - Goldman Sachs - Analyst

I think what I’m saying is if you look at sort of where your EBITDA growth expectations are for double digits for the year, and obviously a little subjective on where we are for revenue growth for the year, but if you look at the incremental margins that implies for 2011 would suggest you’ll probably be over 100% incremental margins in 2011 relative to 2010 on those numbers. That was where the question was coming from.

Sunit Patel - Level 3 Communications - Executive Vice President and Chief Financial Officer

Yes, Jason, maybe — Scott, I should look at your analysis but we continue to feel comfortable at 60% EBITDA margin that does translate to the double digit growth we’ve talked about. I would say that obviously over the last year, you’re right. We’ve done better than that. Principally because we have really kept expenses in check. I would say even here in the first quarter, while we had you know, increases in payroll taxes, which is pretty common, the actual increase in SG&A expense was pretty limited because we continued to manage expenses tightly.

Having said that, I think as you heard from Jeff and what Jim was saying, we — are continuing to add salespeople because we certainly see the prospects for a good bit of growth, especially in the enterprise sector, large and small. The European business. We’re also adding salespeople. I think we continue to feel comfortable with 60% incremental EBITDA margins. It does strengthen the CNS growth. It does translate into double digit EBITDA growth.

Jeff Storey - Level 3 Communications - President and Chief Operating Officer

With respect to the question on the percentages CDN growth as part of the wholesale growth, CDN is a very good product for us. It is contributing to the results not only wholesale but also the European business. We expect it to continue to grow and it is one of the variety of products, the wholesale. Business is very strong. High-speed IP business is growing. So, it is a wide product portfolio that will contribute to our wholesale growth.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

I think we identified wireless as one of the major contributors and I would re-emphasize that while we fully expect CDN services to be — very important part of our ability to meet wireless carriers needs over time, that is still a future. That’s not something that is contributing today.

Scott Goldman  - Goldman Sachs - Analyst

Great, thanks, guys.

Operator

We’ll move now to Ana Goshko with Bank of America Merrill Lynch.

Ana Goshko  - BofA Merrill Lynch - Analyst

Thanks for taking the question. Global Crossing also released results this morning and they were not directionally the same as your results unfortunately. So, there was a decline in revenue and a decline in EBITDA on a sequential basis, and I’m assuming as a part of the diligence in the M&A process and the fact that the merger was announced post-quarter end that you had a look at their results prior to today’s announcement. And now that they’re out, wanted to understand how you got comfortable about the direction of their results, in general, if you see anything concerning in their performance.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Well, I would emphasize that we remain two separate companies. And that their outlook is their outlook. We certainly have our outlook informed by all of the factors you described. We’re going to have a proxy here at some point. We’ll be asking for shareholder votes. So, I think if you have questions about Global’s outlook, you really ought to talk to Global. I think they were pretty straightforward in their call today.

Ana Goshko  - BofA Merrill Lynch - Analyst

Okay. If I could sneak a second one in. Just Sunit, on the maturity profile, you still have a lot of 2014 maturities to eventually deal with. And your debt has responded very well. Since the announcement of the Global Crossing messenger. I’ve been getting a lot of questions from people wondering if you might take the opportunity to address it, refi some of the 2014s even before the merger closed.

Sunit Patel  - Level 3 Communications - Executive Vice President and Chief Finacial Officer

Well, I think a couple of points there. One, we obviously have to make sure we are in good shape to close the transaction, that’s priority number one. The 2014 maturities are still years off. But as we have in the past, we’ve been at a run rate $2 billion a year in terms of refinancing activity for the year so far. We refinanced about $1.1 billion of maturities. So, I think we will continue to take a look at how everything is trading and make decisions that are appropriate. But as I said, top priority obviously is to get the transaction close.

Ana Goshko  - BofA Merrill Lynch - Analyst

Okay, thanks very much.

Operator

We’ll take a question now from Frank Louthan with Raymond James.

Frank Louthan  - Raymond James & Associates - Analyst

Great, thank you. Can you — on the Global Crossing deal, any regulatory pushback, US or otherwise that you’re seeing and then can you comment on overall Internet traffic volumes in the quarter? Any thoughts on the growth trajectory there and what your thoughts are and what your thinking is for what that will look like from a growth perspective year after year for the rest of the year? Thanks.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

This is Jim. We — it is premature to comment about any regulatory reaction. We’re only a couple — three weeks into it. And we have filed in the 22 or so states that require approval, we filed at the national level in those countries that require approval, and we’ll have to see how things progress from here. We simply don’t anticipate any issues. With respect to IP growth, I’ll give you my normal caveat. It becomes increasingly meaningless in an industry where CDN, sources of IP traffic are distributed across the country and they’re not distributed homogeneously.

They’re distributed more and more where the traffic ends up. You combine that with substitution where very large companies, major search companies, major portal Software distribution companies increasingly buy lower level services and often distribute on an IP basis on their own. I saw a — an assessment that, for instance, listed Google as having gone from effectively not measurable to one of the major providers of IP services in the country. So, it’s — I think, very difficult to give a single metric that gives some sense of the complexion of the Internet. But to answer your question, it is like 17%, 18% last quarter. Quarter-over-quarter, fourth quarter to first quarter for IP alone. That doesn’t include CDN, it doesn’t include any substitution effect.

Frank Louthan  - Raymond James & Associates - Analyst

Would you anticipate that similar sequential growth rate going forward for the remainder of the year?

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Well, it has been lumpy and it will continue to be lumpy. We’ve said for some time that we think 40% to 60% annualized growth is not an unreasonable guess. Setting aside for the moment CDN and video which is growing at an incredible rate. And if you were to — if you give credence to Cisco’s visual networking index and we do. We think they’re not correct, but they’re more correct than most any other analysis we’ve seen. Over 90% of the traffic on global Internets will be video by 2014. So, when I say accepting CDN, I’m going to be accepting more than 90% of the bits. But I think the balance at least for the foreseeable future might be in that 40% to 60% range.

Frank Louthan  - Raymond James & Associates - Analyst

Okay, great. It is very helpful. Thank you.

Operator

We’ll hear now in Jefferies’ Romeo Reyes.

Romeo Reyes  - Jefferies & Co. - Analyst

Hi, good morning. A couple of quick questions. As we look at kind of mid markets which dropped around Q2 of 2010 and large and federal government Q3 of ‘09, you’ve seen a very nice ramp over the last call it three to six quarters. On both of these segments. Where is the growth coming from? I think on — obviously on large and federal governments probably because you ex-pended the federal government section. But are you seeing growth primarily from existing customers buying more, or are you seeing growth from going out and getting new customers, one of the pieces you mentioned was your churn is down quite a bit at least this quarter. Can you comment on what are the — what have been the principal drivers behind the uptick in both of those segments, new versus existing customers versus churn? Thanks.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Yes, with respect to both of those segments, mid market, large enterprise, I’ll start with again, a caveat. We’re seeing something of a fundamental shift which goes under the somewhat over used term cloud-based services. And that applies to individuals. It applies to Enterprises. It is hard to pick up even a general piece of media, not see that term used. It is real.

This isn’t — this isn’t something that simply technical jargon. It means that the kind of applications and storage typically did locally is going to move to either internal centralized storage or to commercial and our bet is more and more commercial. That is third parties who manage storage and applications or who offer services combining those two. That’s just starting. And I believe that will have a pretty big effect over the next five years on growth in our industry. For large enterprise mid market.

Right now, I think it would be fair to say we don’t see that effect. It would be fair to say we generally have a small share and a very large market. We provided estimates of the total market size but for mid market, we have 1% to 3%. I think it would be fair to say we’re taking share often from the incumbent. But I think in the midterm, I think the market starts to grow again. I don’t think it is fair to say it is growing all that rapidly now. If Jeff or Sunit you have any comments, jump in.

Jeff Storey  - Level 3 Communications - President and Chief Operating Officer

We still have a low share and we expect to continue to take it.

Romeo Reyes  - Jefferies & Co. - Analyst

I was hoping to get a little bit of color. Global crossing has mentioned roughly 70% of the growth is from existing customers and roughly, I don’t know, 25%, 30% is from new customer wins. I was wondering if you had any kind of similar analogous metrics.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Mid market, it is highly skewed to new customers. Or large enterprise.

Sunit Patel  - Level 3 Communications - Executive Vice President and Chief Financial Officer

Yes, I think generally, we have been adding new logos, especially in large enterprise, some of it might come from some of our new innovative services, CDN being a good example. In the large enterprise side, including, the leveraging leadership position in the market. With mid market, a lot of it has been driven by just adding to our sales force and other channels that we work with. I would say from an overall perspective, our customer accounts have remained fairly stable. We’re not losing customers but as Jim pointed out, a lot of the mid market growth comes from new customers we’ve added. I think the overall growth is coming from both existing and within the enterprise segment, coming from both existing customers and new customers. We’ll try to give you a little more granularity on that going forward.

Romeo Reyes  - Jefferies & Co. - Analyst

Thank you.

Operator

We’ll hear now from Tim Horan with Oppenheimer.

Tim Horan  - Oppenheimer & Co. - Analyst

Good morning, thanks. Good quarter. On CDN, you’ve had now some experience here and I think your customers have on the quality of your network and clearly, the pricing. Where are you maybe in the pipeline for new customers? And why — at this point, if what we’re hearing that your quality is as good or better than your peers and pricing is as good or better, and you have such low market tier, why would you really be wrapping up on the marketshare front on the CDN. Then maybe how important is application distribution, your capabilities there other than just video, and how important is having a global footprint and where you’re at with that on the CDN the front?

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Good questions. We grew in the mid 20% range third quarter to fourth quarter and mid 30% range fourth quarter to first quarter. So, obviously we’re accelerating and you know, we expect that to continue. I think your characterizations are accurate. We spent a lot of time measuring quality and obviously we deal with some of the most sophisticated and demanding customers. Jeff mentioned MLB, Major League Baseball. They’re generally known in the sporting industry as among the most demanding of customers.

We simply see it that way. Netflix is certainly near the top of the list in terms of demanding customers. Their customer satisfaction is as good as any consumer technology company and they jealously guard that. You’re not going to get in the door unless you have the kind of quality that supports their needs. We think we have a better cost structure than any of our competitors. We simply control more of the supply chain. Bandwidth is not a purchased item for level three.

So, our cost of goods is much more under our control. Put that all together, we have a very compelling proposition and as I said, my remarks were taking share, we believe. With respect to your other questions, we’re adding site acceleration, application acceleration, we have our brand names for them. I encourage you to take a look at the sales collateral material on our web site. We add new capability all the time. But I’ll tell you without a doubt, we are determined to be a market leader in content distribution and in all services related to content distribution that our customers want from us. We think we — our determination is apparent over the last three years in the effort we put into it, and now in the successes we’re achieving.

Tim Horan  - Oppenheimer & Co. - Analyst

Thank you.

Operator

We’ll hear now from Colby Synesael from Cowen & Company.

Colby Synesael  - Cowen and Company - Analyst

Great, thank you. I have two questions. The first one, have you done an analysis of where you’re providing fiber back haul services to T-Mobile and AT&T local markets and if so, is that a meaningful or at least a material amount of revenue and the reason obviously I’m asking is I think that may be at risk of going away if in fact T-Mobile and AT&T transaction comes together. My second question has to do with additional M&A. I think on your conference call talking about the Global Crossing transaction, you talked about how you think you’ll have your hands full and you’re not necessarily interested in making other acquisitions but it seems like there might be other meaningfully sized assets that could be potentially coming to market in the near term and just curious that would alter your view on that. Thanks.

Sunit Patel  - Level 3 Communications - Executive Vice President and Chief Financial Officer

I’ll take the first question. I think as we mentioned, generally speaking, we’ve seen growth from the wireless sector. However, we don’t have much exposure at this point to fiber back haul. We definitely see that as an area that is in general, a growing area. The demand, the wireless state of those numbers has been amazing. We see that continuing so, we think that in general, there will be more and more need for fiber type back haul to towers and we certainly hope to participate in that. But again, most of our growth historically from the wireless sector has come more from the mobile switching center into the network as opposed from the mobile switching center to the tower side. So, we don’t have much exposure there on that question. And I’ll turn it over to Buddy on the M&A question.

Buddy Miller  - Level 3 Communications Inc - Vice Chairman

Yes, you always would like more guidance than we can possibly give on questions like that. We’re going to be careful about the integration. We had a problem four years or so ago. We’ve learned from it. We’re very confident in our ability to get this one done. And done well and rapidly. But we’re going to be a little careful about that.

With that said, we’re always scouring for M&A opportunities. Have been for years. We’ve made this clear. We’ll try to be intelligent about the balance that we strike. We want — we will make absolutely sure that we get this deal integrated well, and we’ll be in intelligent as we look forward to what we might do next and when that might be. Trying to make a prediction now wouldn’t be useful.

Colby Synesael  - Cowen and Company - Analyst

I think the other — if I could sneak another question in on the integration, I think on the last call, you mentioned all of the previous acquisitions that you’ve done have been integrated from a network standpoint at this point. Have you also integrated the customer portal, the billing platforms, are all of those on one platform at this point and are they expected to be if they are not. Just a little bit of color on that would be helpful as well.

Jeff Storey  - Level 3 Communications - President and Chief Operating Officer

With respect to portals, we have several different portals. They’re not based on the historical companies that we combine together. They’re based on customer needs and the products that those customers want to use, for example, our reselling portal is different than our content portal which is different than some of our enterprise portals. So, the portals, we don’t have a single integrated portal. But that’s not a reflection of integration.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

With respect to the broader question, the answer is yes, we’ve integrated the networks and systems. You’re never completely done with that. But the best measure of our success is the fact we believe the metric that suffered the most, our ability to provide service in a timely interval, has gone to the point where we now believe we’re back to industry-leading intervals, that is for services that we don’t have to go to a third party, read off net and in our case, that’s among the lowest percentage of our services in the industry. We have more on that than most any other company. We are now waves, for instance. We’re provisioning those in less than 30 days. Some cases, significantly less. I think the single — all of the metrics that really tell you have you gotten that job done, point to the fact yes, we have.

Colby Synesael  - Cowen and Company - Analyst

Thank you, gentlemen.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

One other point I would like to make, the difficulties we had with integration were difficulties associated with companies that owned local facilities. Local fiber networks. What’s required there is a difference of kind versus long haul. With local fiber networks, you roll trucks in order to install new services. Versus long haul network which is much more straightforward and integration. We have not had any issues with — and did not have any issues with Genuity, with WilTel or long haul portion of Broadway which is much more akin to the job we have ahead of with us Global. So, there is a difference in time between those we had trouble with and the kind we’re contemplating today. Next question, operator?

Operator

Thank you, we’ll move to Michael Funk with Bank of America Merrill Lynch.

Michael Funk  - BofA Merrill Lynch - Analyst

Thank you for taking the questions. First one, just a comment on the shape of bookings during the quarter. How you exited Q1 versus entering the quarter. Second related to that, provisioning times of those new orders, specifically maybe mid market and large enterprise and federal and then also related to that in actions last year in mid market, maybe a comment or two on the sales force productivity — I think you ramped that pretty heavily with the sales force during 2010. Any kind of productivity metrics that you have around that as well.

Jeff Storey  - Level 3 Communications - President and Chief Operating Officer

All right, so, with respect to bookings, we have already mentioned that we saw increases in sales in mid market and large enterprise. Federal is a very lumpy type of customer. We’ll either grow major initiatives. We have focused our efforts in federal on growing just the steady day to day business growing circuits and agency specific opportunities so we continue to see some of that smaller growth. We haven’t seen the huge opportunities let out by the federal government recently. Within provisioning times, our provisioning times, Jim mentioned, our provisioning times if it is on net are industry-leading. Our provisioning times when they’re off net, we still think that we’re doing a better job than managing our off net vendors than many others and so our provisioning times, while we always want to improve, they’re acceptable within the market. Our customer experience within each of those customer segments really indicates how we’re doing and our customer experience with our mid market customers, I mentioned earlier in the prepared comments, has continued to improve and we’re focused on that. We also see that in the reduction of our churn.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Michael, I would add Sunit’s discussion of his outlook or our outlook for the balance of the year is sort of a summary of where we see our business going, and express some confidence, we won’t have made those kind of statements if both sales and signed but uninstalled order volumes didn’t support it. Remember, that we’re in — in May, Sunit, correct me, but given the number of billing cycles, 12 in January, 11 in February, by the time you hit May, almost 50% of billing cycles. Yes, half. So, we have reasonable visibility and high degree of confidence in what we say.

Sunit Patel  - Level 3 Communications - Executive Vice President and Chief Financial Officer

Yes, Michael, a couple of points. I think generally if you look at sales in terms of MRR and sales, sales are generally headed up nicely in the first quarter. We see that improving across the course of the year. Productivity is holding pretty steady and should improve a little over the course of the year generally running on average about $8,000 per month for salesperson across the whole system. So, the metrics as Jim pointed out, generally look good which is the reason why we provided the outlook we have which calls for strengthening CNS sequential revenue growth which is a summary of everything we’ve talked about.

Michael Funk  - BofA Merrill Lynch - Analyst

Maybe one point of clarification on the outlook then as well. I can understand and do the math on the low double digit growth and adjusted consolidated EBITDA for the full year, in consolidated adjusted EBITDA to increase in line with CNS revenue growth. Would that be on an absolute basis saying that CNS revenue grew say around $28 million year-over-year in 1Q, is that the right way to think about it on an absolute basis? How do you square those two with the percentage growth year-over-year in adjusted EBITDA versus the growth relative to CNS?

Sunit Patel  - Level 3 Communications - Executive Vice President and Chief Financial Officer

Keep in mind out of the revenues we report, $700 million of the $900 million plus in revenue is CNS revenue growth. Wholesale voice is not really a driver for the business. The other revenues which are now less than 2% of the revenue by decline at about 40% year-over-year, I think that trend is holding up. So, probably the best way to sum it up is to think about it in the following way. For our EBITDA margins are running about 25%, incremental EBITDA margins are about 60%. If you work that math, do everything, I think we’ve talked about in the past is that for every 1% increase in CNS revenues, let’s say year-over-year, the EBITDA growth is to access. I think the other way to look at it is we start off the year in the first quarter with EBITDA being communications adjusted EBITDA being up 11% year-over-year. So, you know, you put all of that together. That’s how it flows through.

Michael Funk  - BofA Merrill Lynch - Analyst

Great. Thank you.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Operator, I think we have time for two more questions.

Operator

Thank you. We’ll now take a question from DA Davidson’s Donna Jaegers.

Donna Jaegers  - D.A. Davidson & Co. - Analyst

Can you talk a little more on how you won the Major League Baseball then talk a little about your pricing in CDN versus where it was say two years ago because two years ago, you guys were very aggressive in the space. You’re obviously picking up share. Are you as aggressive picking up share just on a pricing basis?

Jim Crowe  - Level 3 Communications - Chief Executive Officer

With respect to Major League Baseball, there are very — they’re a very demanding customer. You don’t get in the door unless the level of quality is sufficient to meet their standards. After that, they’re like any sophisticated buyer. It is going to be value. Of which price is one component. We’ve — I have has not time with the CDN customers.

It’s always interesting to hear a discussion of the prices they value. When you’re growing at the pace some of the companies are growing at and you know, growth rate is measured in the hundreds of percent in unit terms, being able to assure a customer that you’ll be there six months or nine months or a year from now is a big issue. So, scalability, price, responsiveness, are all keys. If you’re offering online full screen movies, long form full screen movies or TV shows, the number of buffers per hour, anyone on the call happens to watch online video, you know how annoying it is when things freeze and you see little set of bars or dots at the bottom rebuffer. The folks who offer that kind of service, maniacally measure that rebuffer rate.

So, putting all of those together is essential. Price, obviously, is meaningful but it isn’t the only factor that goes in. With respect to our own pricing, we’re competitive. We think we’re competitive with any of those companies that can offer the level of value and service that we offer and we think our combination and the facilities create something that is very hard to compete with in terms of reliability and scalability. We like our competitive position.

Donna Jaegers  - D.A. Davidson & Co. - Analyst

Just a quick follow-up. On the dynamic side, acceleration and app acceleration products that you are offering, do you — (inaudible) has sued (inaudible) that’s teamed up to AT&T, do you see any patent barrier to your offerings and what’s the size of your sales force just focused on CDN?

Jim Crowe  - Level 3 Communications - Chief Executive Officer

With respect to intellectual property, Buddy, what was it? Four years ago, give or take. We wrote to some — for us, fairly sizeable checks to get foundational patents in CDN. We purchased the intellectual property portfolio and some assets from Savvis. We cut a deal with IBM to cross license roughly 8,000 or 10,000 patents. And I think we feel — you never know for certain and anyone can sue anyone at any time. But I would say looking across the industry, we feel pretty good about our intellectual property position. Since that time, we have regularly filed patents, updated patents, I think we would be one of the few newer entrants into the industry that has a growing patent portfolio and the whole program to make sure we’re well protected. With — so, I don’t think — I think we feel good about the position we’re in. You had a second part to that question?

Donna Jaegers  - D.A. Davidson & Co. - Analyst

Yes, just the size of the sales force devoted to CDN product.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Well, the whole sales force. We have, as you would expect, sales engineering and specialists but our goal is to offer CDN across our entire portfolio of customers. And if you look at some of the press releases, we’ve had success with government. We’ve had success with large enterprise. We’ve had success with service provider. With portals. With online content distributors. The reason, we have that kind of success is over the last I would day year, year and a half, we productize CDN. Again, I would encourage, take a look at our web site. You can see the effects of some of that productization of CDN and all of the collateral we have. So, we’ve enabled our sales force broadly to sell CDN and obviously if there is a technical issue, we need to deal with, we bring in the right expertise. It is part of our product portfolio.

Donna Jaegers  - D.A. Davidson & Co. - Analyst

Thanks, Jim.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Okay, last question.

Operator

our last question today will come from David Sharret with Barclays.

David Sharret  - Barclays Capital - Analyst

Good morning. If I can ask Sunit one balance sheet question. Your cash position at $616 million seems very healthy. Obviously it is going to be higher when Global Crossing closes. Just want to get your sense of kind of what is the right cash position for the Company, if that seems elevate and do you use that as part of your upcoming refinancings or hold on to the cash as you go through the integration. Specifically, I think you may have touched on this during the call, but did you say that you intend to repay the 3.5% next year with pa cash to reduce wholesale leverage as opposed to refinancing those notes with additional debt at that level? Thanks.

Sunit Patel  - Level 3 Communications - Executive Vice President and Chief Financial Officer

Historically, we’ve always been delivered and maintaining healthy levels of cash balances obviously with a combination leverage. Those go down right at the outset and improves quite a bit. Over time with synergies. But I think that — and then the point on the debt that is due next year, I think all we say is obviously we have plenty of cash to handle the 3.5%. I don’t know that we have any position at this point in time in terms of when or how we take care of that maturity, 73.5% is an attractive interest rate from an expense perspective. And also, I think, once we close the transaction, we will have good size as we talk about when the we announce the transaction in terms of integration costs and transaction costs. To sum it up, I’ll just say that we continue to be from delivers and maintaining decent cash balances and I think we’ve always done that. I don’t think it will change too much over the next year or two given everything else we’ve seen. Longer obviously with big reductions in leverage we can go back and rethink that.

Jim Crowe  - Level 3 Communications - Chief Executive Officer

Okay, thank you. Operator, that ends the call.

Operator

This concludes today’s Level 3 Communications Inc. First Quarter 2011 Earnings Conference Call. Thank you all for attending and have a good day.